Exhibit 99.1

For immediate release

Sify announces Dividend on Equity Shares of the company
for the Year 2018-19

Chennai, May 15, 2019: Sify Technologies Limited (NASDAQ NM: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, announced its Dividend payout to all Equity shareholders of the company.

Further to the adoption of the financial statements for FY 2018-19 prepared under Indian Accounting Standard (Ind-AS), the Board of Directors had recommended a dividend of 12% on the Equity Shares. The quantum of dividend per ADS shall be equivalent to INR 1.20 (INR ONE AND PAISE TWENTY) per ADS.

This is subject to the approval of the shareholders to be sought at the Annual General Meeting scheduled on Friday, July 5, 2019.

Dividend will be paid to those shareholders whose names appear on the Register of Members of the company (for India) and Citibank Depository Register (for ADRs) on the Record Date, May 28, 2019. The payment will be disbursed on or before July 12, 2019.

About Sify Technologies

Sify is the largest ICT service provider, system integrator and all-in-one network solutions company on the Indian subcontinent. We’ve also expanded to the United States, with headquarters in the heart of California’s Silicon Valley.

Over 10000 businesses have become Sify customers. We also partner with other major network operators to deliver global network solutions. Our customers can access Sify services via India’s largest MPLS network. Among the very few Enterprise class players in India, Sify, today has presence in more than 1600 cities in India and in North America, the United Kingdom and Singapore.

Sify, Sify Technologies, and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2018, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations	20:20 Media
Mr. Praveen Krishna
Investor Relations & Public Relations	Shiwei Yin	Nikhila Kesavan
+91 44 22540777 (ext.2055)	+1-646-284-9474	+91 9840124036
praveen.krishna@sifycorp.com	Shiwei.Yin@grayling.com	nikhila.kesavan@2020msl.com